UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Shanda Games Limited

(Name of Issuer)

Class A Ordinary Shares, par value US$0.01 per share

(Title of Class of Securities)

81941U105**

(CUSIP Number)

Guan Ning

Orient Finance Holdings (Hong Kong) Limited

29/F, 100 Queen’s Road Central, Central

Hong Kong

(852) 3519 1188

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 1, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
**	This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing two Class A ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 81941U105	Page 2 of 11

(1)	Names of reporting persons Orient Finance Holdings (Hong Kong) Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) AF, OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Hong Kong
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0 shares
	(8)	Shared voting power 0 shares
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 0 shares
(11)	Aggregate amount beneficially owned by each reporting person 0 shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person (see instructions) CO

13D

CUSIP No. 81941U105	Page 3 of 11

(1)	Names of reporting persons Orient Securities Company Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) AF, OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization The People’s Republic of China
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0 shares
	(8)	Shared voting power 0 shares
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 0 shares
(11)	Aggregate amount beneficially owned by each reporting person 0 shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person (see instructions) CO

Introduction.

This statement on Schedule 13D (this “Statement”) is filed by the Reporting Persons (as defined below) with respect to Shanda Games Limited (the “Issuer”).

Item 1. Security and Issuer.

This Statement relates to Class A ordinary shares, par value US$0.01 per share (“Class A Ordinary Shares”), and Class B ordinary shares, par value US$0.01 per share (“Class B Ordinary Shares”), of the Issuer. The principal executive offices of the Issuer are located at No. 1 Office Building, No. 690 Bibo Road, Pudong New Area, Shanghai 201203, the People’s Republic of China.

The Issuer’s American Depositary Shares (the “ADSs”), evidenced by American Depositary Receipts, each representing two Class A Ordinary Shares, are listed on the NASDAQ Global Select Market under the symbol “GAME.”

Item 2. Identity and Background.

(a)-(c) This Statement is being filed jointly by and on behalf of (a) Orient Finance Holdings (Hong Kong) Limited, a company incorporated under the laws of Hong Kong (“Orient HK”), and (b) Orient Securities Company Limited, a company established under the laws of the People’s Republic of China (“Orient Securities,” together with Orient HK, the “Reporting Persons”), pursuant to their agreement to the joint filing of this Statement, filed herewith as Exhibit 7.01.

Orient HK’s principal business is making equity investments in private and public companies. Orient HK’s principal business address, which also serves as its principal office, is 29/F 100 Queen’s Road Central, Central, Hong Kong.

Orient Securities is a financial service firm providing securities brokerage, investment consultancy, and equity and debt financing services. Orient Securities’ principal business address, which also serves as its principal office, is 22, 23, and 25-29F, Building No. 2, Orient International Finance Center, 318 South Zhong Shan Road, Shanghai, the People’s Republic of China. Orient Securities is the sole shareholder of Orient HK.

Certain information required by this Item 2(a)-(c) and (f) concerning the directors and executive officers of Orient HK and Orient Securities is set forth on Schedule A annexed hereto, which is incorporated herein by reference.

(d) None of the Reporting Persons has been convicted in a criminal proceeding the past five years (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source or Amount of Funds or Other Consideration.

(i) On August 31, 2014, SDG (as defined below) and Orient HK entered into the Orient Share Purchase Agreement (as defined below), pursuant to which SDG agreed to sell, and Orient HK agreed to purchase, 123,552,669 Class A Ordinary Shares at US$3.45 per share for a total consideration of approximately US$426.3 million. The Reporting Persons will obtain the funds used to acquire shares under the Orient Share Purchase Agreement from a loan from an affiliate.

(ii) It is anticipated that, at the price per ordinary share set forth in the Proposal (as described in Item 4 below), approximately US$442.0 million will be expended in acquiring approximately 128.1 million outstanding Class A Ordinary Shares (calculated based on the number of Class A Ordinary Shares outstanding as of August 31, 2014) owned by shareholders of the Issuer other than the Consortium (as defined below) in connection with the Transaction (as defined below).

It is anticipated that the Transaction will be financed with equity capital. The equity financing would be provided from the Consortium Members (as defined below) and additional members accepted into the Consortium (as defined below) in the form of cash.

Item 4. Purpose of Transaction.

On January 27, 2014, Shanda Interactive Entertainment Limited (“Shanda Interactive”) and Primavera Capital (Cayman) Fund I L.P. (“Primavera”) (together with Shanda Interactive, the “Consortium” and each member in the Consortium, a “Consortium Member”) entered into a consortium agreement (the “Consortium Agreement”). Under the Consortium Agreement, the Consortium Members agreed, among other things, (i) to jointly deliver a preliminary non-binding proposal (the “Proposal”) to the board of directors of the Issuer (the “Board”) to acquire the Issuer in a going-private transaction (the “Transaction”), (ii) to deal exclusively with each other with respect to the Transaction until the earlier of (x) nine months after the date thereof, and (y) termination of the Consortium Agreement by all Consortium Members, (iii) to use their reasonable efforts and cooperate in good faith to arrange debt financing to support the Transaction, and (iv) to cooperate and proceed in good faith to negotiate and consummate the Transaction.

On January 27, 2014, Shanda SDG Investment Limited (“SDG”), a wholly-owned subsidiary of Shanda Interactive, and Primavera entered into a share purchase agreement (the “Primavera Share Purchase Agreement”) pursuant to which SDG sold, and Primavera purchased, 28,959,276 Class A Ordinary Shares at US$2.7625 per Class A Ordinary Share.

On April 18, 2014, SDG and Perfect World Co., Ltd. (“Perfect World”) entered into a share purchase agreement (the “PW Share Purchase Agreement”) pursuant to which SDG sold, and Perfect World purchased, 30,326,005 Class A Ordinary Shares at US$3.2975 per Class A Ordinary Share.

Concurrently with the execution of the PW Share Purchase Agreement, Shanda Interactive, Primavera and Perfect World entered into an adherence agreement (the “PW Adherence Agreement”), pursuant to which Perfect World became a party to the Consortium Agreement and joined the Consortium.

On April 25, 2014, FV Investment Holdings (“FV Investment”), which is an affiliate of FountainVest Partners, Shanda Interactive, Primavera and Perfect World entered into an adherence agreement (the “FV Adherence Agreement”), pursuant to which FV Investment became a party to the Consortium Agreement and joined the Consortium.

On May 19, 2014, CAP IV Engagement Limited (“Carlyle”), which is an affiliate of Carlyle Asia Partners IV, L.P., Shanda Interactive, Primavera, Perfect World and FV Investment entered into an adherence agreement (the “Carlyle Adherence Agreement”), pursuant to which Carlyle became a party to the Consortium Agreement and joined the Consortium.

On August 31, 2014, SDG and Orient HK entered into a share purchase agreement (the “Orient Share Purchase Agreement”) pursuant to which SDG agreed to sell, and Orient HK agreed to purchase, 123,552,669 Class A Ordinary Shares (the “Orient Purchase Shares”) at US$3.45 per Class A Ordinary Share (the “Orient Purchase Price”) subject to the terms and conditions thereof. Pursuant to the Orient Share Purchase Agreement, if (i) a going-private transaction occurs within one year of the closing date of the sale of the Orient Purchase Shares where Orient HK is part of the buyer consortium and the going-private price is higher than the Orient Purchase Price, or (ii) a going-private transaction occurs within one year of the closing date of the sale of the Orient Purchase Shares where Orient HK is not part of the buyer consortium due to its own decision or election without SDG’s written consent and the going-private price is higher than the Orient Purchase Price, Orient shall pay SDG the difference between the Orient Purchase Price and the going-private price with respect to all the Orient Purchase Shares. Pursuant to the Orient Share Purchase Agreement, if a going-private transaction is not consummated within one year of the closing date of the sale of the Orient Purchase Shares solely due to SDG’s failure to vote in favor of such going-private transaction, SDG shall repurchase the Orient Purchase Shares at a per share price equal to the Orient Purchase Price.

On September 1, 2014, Perfect World, FV Investment and Carlyle withdrew from the Consortium pursuant to a withdrawal notice (the “Withdrawal Notice”). References to “Consortium” or “Consortium Members” after September 1, 2014 shall not include Perfect World, FV Investment and Carlyle.

On September 1, 2014, Shanda Interactive, Primavera and Orient HK entered into an adherence agreement (the “Orient Adherence Agreement”), pursuant to which Orient HK became a party to the Consortium Agreement and joined the Consortium. References to “Consortium” or “Consortium Members” after September 1, 2014 shall include Orient HK.

On September 1, 2014, SDG and Shanghai Buyout Fund L.P., a limited partnership formed under the laws of the People’s Republic of China (“Haitong”), entered into a share purchase agreement (the “Haitong Share Purchase Agreement I”) pursuant to which SDG agreed to sell, and Haitong agreed to purchase, 48,152,848 Class A Ordinary Shares at US$3.45 per Class A Ordinary Share subject to the terms and conditions thereof.

Concurrently with the execution of the Haitong Share Purchase Agreement I, Primavera, Perfect World and Haitong entered into a share purchase agreement (the “Haitong Share Purchase Agreement II”), pursuant to which Haitong agreed to purchase 28,959,276 and 30,326,005 Class A Ordinary Shares from Primavera and Perfect World, respectively. The transaction is expected to be consummated within 30 days, subject to the satisfaction of customary closing conditions. In connection with the transaction, SDG, Primavera and Perfect World entered into a consent and release dated as of September 1, 2014 (the “Consent and Release”), pursuant to which all remaining obligations of Primavera and its affiliates and SDG and its affiliates under the Primavera Share Purchase Agreement, and all remaining obligations of Perfect World and its affiliates and SDG and its affiliates under the PW Share Purchase Agreement, as applicable, shall automatically terminate effective upon consummation of the transaction.

On the same day, Shanda Interactive, Primavera and Haitong entered into an adherence agreement (the “Haitong Adherence Agreement”), pursuant to which Haitong became a party to the Consortium Agreement and joined the Consortium. References to “Consortium” or “Consortium Members” after September 1, 2014 shall include Haitong.

On September 1, 2014, SDG and Ningxia Zhongyincashmere International Group Co., Ltd., a company formed under the laws of the People’s Republic of China (“Ningxia”), entered into a share purchase agreement (the “Ningxia Share Purchase Agreement”) pursuant to which SDG agreed to sell, and Ningxia agreed to purchase, 80,577,828 Class A Ordinary Shares at US$3.45 per Class A Ordinary Share subject to the terms and conditions thereof.

On the same day, Shanda Interactive, Primavera and Ningxia entered into an adherence agreement (the “Ningxia Adherence Agreement”), pursuant to which Ningxia became a party to the Consortium Agreement and joined the Consortium. References to “Consortium” or “Consortium Members” after September 1, 2014 shall include Ningxia.

On September 1, 2014, Primavera withdrew from the Consortium pursuant to a withdrawal notice (the “Primavera Withdrawal Notice”). References to “Consortium” or “Consortium Members” after September 1, 2014 shall not include Primavera.

If the Transaction is completed, the ADSs would be delisted from the NASDAQ Global Select Market and the Issuer’s obligations to file periodic reports under the Act would be terminated.

Descriptions of the Consortium Agreement, the Primavera Share Purchase Agreement, the PW Share Purchase Agreement, the PW Adherence Agreement, the FV Adherence Agreement, the Carlyle Adherence Agreement, the Orient Share Purchase Agreement, the Haitong Share Purchase Agreement I, the Ningxia Share Purchase Agreement, the Orient Adherence Agreement, the Haitong Adherence Agreement, the Ningxia Adherence Agreement, the Withdrawal Notice, the Primavera Withdrawal Notice, the Haitong Share Purchase Agreement II, and the Consent and Release in this Statement are qualified in their entirety by reference to the Consortium Agreement, the Primavera Share Purchase Agreement, the PW Share Purchase Agreement, the PW Adherence Agreement, the FV Adherence Agreement, the Carlyle Adherence Agreement, the Orient Share Purchase Agreement, the Haitong Share Purchase Agreement I, the Ningxia Share Purchase Agreement, the Orient Adherence Agreement, the Haitong Adherence Agreement, the Ningxia Adherence Agreement, the Withdrawal Notice, the Primavera Withdrawal Notice, the Haitong Share Purchase Agreement II, and the Consent and Release, copies of which are filed as Exhibits 7.03, 7.04, 7.05, 7.06, 7.07,7.08, 7.09, 7.10, 7.11, 7.12, 7.13, 7.14, 7.15, 7.16, 7.17 and 7.18 hereto and incorporated herein by reference in their entirety.

Item 5. Interest in Securities of the Issuer.

(a)-(b) The following disclosure assumes that there were a total of 187,395,237 Class A Ordinary Shares and 349,801,719 Class B Ordinary Shares outstanding as of August 31, 2014. Each Class A Ordinary Share is entitled to one vote per share and is not convertible into Class B Ordinary Shares. Each Class B Ordinary Share is entitled to 10 votes per share and is convertible at any time into one Class A Ordinary Share at the election of its holder.

As of the date hereof, Shanda Interactive, through its wholly owned subsidiary SDG, beneficially owns 349,801,719 Class B Ordinary Shares, representing 100% of the Class B Ordinary Shares of the Issuer outstanding as of August 31, 2014, or approximately 65.1% of the combined total outstanding shares (including Class A Ordinary Shares and Class B Ordinary Shares) of the Issuer. 123,552,669 Class B Ordinary Shares held by SDG will be converted into Class A Ordinary Shares on a one-to-one basis and sold to Orient HK pursuant to the Orient Share Purchase Agreement, representing approximately 23.0% of the combined total outstanding shares (including Class A Ordinary Shares and Class B Ordinary Shares) of the Issuer. Pursuant to Section 13(d)(3) of the Act, Shanda Interactive, Haitong, Ningxia and the Reporting Persons may, as a result of entering into the Consortium Agreement and the submission of the Proposal, be considered to be a “group.” Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are the beneficial owner of any shares as may be beneficially owned by Shanda Interactive, Haitong or Ningxia for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except as set forth Items 3 and 4, to the best knowledge of each of the Reporting Persons with respect to the persons named in response to Item 5(a), none of the persons named in response to Item 5(a) has effected any transactions in the shares of the Issuer during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The description of the Consortium Agreement, the Primavera Share Purchase Agreement, the PW Share Purchase Agreement, the PW Adherence Agreement, the FV Adherence Agreement, the Carlyle Adherence Agreement, the Orient Share Purchase Agreement, the Haitong Share Purchase Agreement I, the Ningxia Share Purchase Agreement, the Orient Adherence Agreement, the Haitong Adherence Agreement, the Ningxia Adherence Agreement, the Withdrawal Notice, the Primavera Withdrawal Notice, the Haitong Share Purchase Agreement II, and the Consent and Release under Item 4 are incorporated herein by reference in their entirety.

Item 7. Material to Be Filed as Exhibits.

Exhibit 7.01:	Joint Filing Agreement by and between the Reporting Persons dated September 11, 2014.

Exhibit 7.02:	Proposal dated January 27, 2014 (incorporated herein by reference to Exhibit 7.02 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on January 30, 2014).

Exhibit 7.03:	Consortium Agreement dated January 27, 2014 (incorporated herein by reference to Exhibit 7.03 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on January 30, 2014).

Exhibit 7.04:	Primavera Share Purchase Agreement dated January 27, 2014 (incorporated herein by reference to Exhibit 7.04 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on January 30, 2014).

Exhibit 7.05	PW Share Purchase Agreement dated April 18, 2014 (incorporated herein by reference to Exhibit 7.05 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on April 21, 2014).

Exhibit 7.06	PW Adherence Agreement dated April 18, 2014 (incorporated herein by reference to Exhibit 7.06 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on April 21, 2014).

Exhibit 7.07	FV Adherence Agreement dated April 25, 2014 (incorporated herein by reference to Exhibit 7.07 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on April 28, 2014).

Exhibit 7.08	Carlyle Adherence Agreement dated May 19, 2014 (incorporated herein by reference to Exhibit 7.08 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on May 19, 2014).

Exhibit 7.09:	Orient Share Purchase Agreement dated August 31, 2014 (incorporated herein by reference to Exhibit 7.09 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on September 3, 2014).

Exhibit 7.10:	Haitong Share Purchase Agreement I dated September 1, 2014 (incorporated herein by reference to Exhibit 7.10 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on September 3, 2014).

Exhibit 7.11:	Ningxia Share Purchase Agreement dated September 1, 2014 (incorporated herein by reference to Exhibit 7.11 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on September 3, 2014).

Exhibit 7.12:	Orient Adherence Agreement dated September 1, 2014 (incorporated herein by reference to Exhibit 7.12 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on September 3, 2014).

Exhibit 7.13:	Haitong Adherence Agreement dated September 1, 2014 (incorporated herein by reference to Exhibit 7.13 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on September 3, 2014).

Exhibit 7.14:	Ningxia Adherence Agreement dated September 1, 2014 (incorporated herein by reference to Exhibit 7.14 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on September 3, 2014).

Exhibit 7.15:	Withdrawal Notice dated September 1, 2014 (incorporated herein by reference to Exhibit 7.15 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on September 3, 2014).

Exhibit 7.16:	Primavera Withdrawal Notice dated September 1, 2014 (incorporated herein by reference to Exhibit 7.16 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on September 3, 2014).

Exhibit 7.17:	Haitong Share Purchase Agreement II dated September 1, 2014 (incorporated herein by reference to Exhibit 7.05 to Schedule 13D filed by Perfect World Co., Ltd. with the Securities and Exchange Commission on September 2, 2014).

Exhibit 7.18:	Consent and Release dated September 1, 2014 (incorporated herein by reference to Exhibit 7.17 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on September 3, 2014)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 11, 2014

Orient Finance Holdings (Hong Kong) Limited

By:	/s/ Guan Ning
	Name:	Guan Ning
	Title:	Chief Executive Officer

Orient Securities Company Limited

By:	/s/ Jin Wenzhong
	Name:	Jin Wenzhong
	Title:	Chief Executive Officer

Schedule A

Orient HK

Set forth below is certain additional information concerning the directors and executive officers of Orient HK. The business address of each of such persons is 29/F 100 Queen’s Road Central, Central, Hong Kong, and each of such persons is a citizen of the People’s Republic of China.

NAME	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
Yang Yucheng	Director; vice president and board secretary of Orient Securities
Xiao Yintao	Director; chairman of the board of supervisors of Orient Securities
Jin Wenzhong	Director; director and chief executive officer of Orient Securities
Li Jin’an	Director; chief compliance officer and chief risk officer of Orient Securities
Guan Ning	Director; chief executive officer
Yao Hua	Director; deputy general manager

Orient Securities

Set forth below is certain additional information concerning the directors and executive officers of Orient Securities. Except as otherwise indicated, the business address of each of such persons is 22, 23, and 25-29F, Building No. 2, Orient International Finance Center, 318 South Zhong Shan Rd., Shanghai, the People’s Republic of China, and each of such persons is a citizen of the People’s Republic of China.

NAME	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
Pan Xinjun	Chairman of the board of directors
Jin Wenzhong	See description above
Song Xuefeng	Director; assistant general manager of Shenergy (Group) Company Limited (“Shenergy Group”), a PRC-based investment holding company investing principally in power, energy, natural gas and high-tech industries
Zhang Qian	Director; general manager of a subsidiary of Shenergy Group
Wu Junhao	Director; general manager in the financial management department of Shenergy Group
Zhou Donghui	Director; deputy head in the financial management department of Shanghai Tobacco Group Co., Ltd., a PRC-based tobacco company
Jia Yifan	Director; party branch secretary of the Oriental Morning Post, a Chinese newspaper based in Shanghai
Xu Chao	Director; chief economist and head in the investment management department of Shanghai Electric Group Co., Ltd, an equipment manufacturing company in China
Chen Bichang	Director; general manager of Shanghai Post Co., Ltd., a Chinese postal service company
Zhou Yao	Director; general manager in the construction management center of Shanghai Jinqiao (Group) Co., Ltd., construction company based in Shanghai, China
Xu Guoxiang	Independent director; dean of Applied Statistics Study Center of Shanghai University of Finance and Economics
Li Huizhen	Independent director
Lu Xiongwen	Independent director; dean of School of Management of Fudan University
Chen Xinyuan	Independent director; dean of School of Accountancy of Shanghai University of Finance and Economics
Li Zhiqiang	Independent director; founding partner of Jin Mao Partners, a PRC-based law firm
Wang Guobin	Vice president
Yang Yucheng	See description above
Shu Hong	Vice president
Li Jin’an	See description above
Ma Ji	Chief investment banking officer
Zhang Jianhui	Chief financial officer
Qi Lei	Chief investment officer